UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           MERIT MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58988910
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           John E. Runnells
                           The Vertical Group, L.P.
                           18 Bank Street
                           Summit, N.J.  07901
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 2 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      The Vertical Fund Associates, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        262,800
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        262,800
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     262,800
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     3.8%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |      PN
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 58988910                                             Page 3 of 5 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |
      |      The Vertical Life Sciences, L.P.
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |        WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        234,800
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        234,800
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     234,800
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     3.4%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |      PN
    |
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 1 to Statement on Schedule 13D ("Statement") is filed jointly by The Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (collectively, the "Reporting Persons") for the purpose of amending Item 3 and Item 5 of the Statement in order to report additional purchases by the Reporting Persons of the Common Stock, no par value, of Merit Medical Systems, Inc. (the "Issuer"). As amended hereby, Item 3 and
Item 5 of the Statement shall read in their entirety as follows:

     Item 3. Source and Amount of Funds or Other Consideration.

     As of February 7, 1997, Associates owned 262,800 shares of MMSI Common Stock, which it acquired at an aggregate cost of $1,937,687, and Life Sciences owned 234,800 shares of MMSI Common Stock, which it acquired at an aggregate cost of $1,723,404. All of the shares of MMSI Common Stock owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Reporting Person to acquire the Shares owned by it was such Reporting Person's internal cash funds.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the total Shares beneficially owned by the Reporting Persons, 262,800 shares (approximately 3.8% of the total outstanding) are beneficially owned by Associates and 234,800 shares (approximately 3.4% of the total outstanding) are beneficially owned by Life Sciences. Subject to the next succeeding paragraph, each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person.

     In addition, Group may be deemed to be the beneficial owner of all 497,600 Shares (approximately 7.2% of the total outstanding) collectively owned by the two Reporting Persons because, as the sole general partner of both Reporting Persons, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 497,600 Shares (approximately 7.2% of the total outstanding) collectively owned by the two Reporting Persons because as a general partner of Group (which is the sole general partner of both Reporting Persons), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) The chart below lists all transactions in MMSI Common Stock during the past 60 days by any of the persons identified in response to paragraph (a) of this Item 5, all of which transactions were effected in the open market:

Person
Effecting             Date of                    Number of            Price per
Transaction           Transaction                Shares               Share
-----------           -----------                ------               -----

Associates            December 11, 1996           4,000               $6.53
Associates            December 19, 1996           2,250               $7.37
Associates            December 20, 1996           2,250               $7.56
Associates            February 6, 1997            7,500               $8.62
Associates            February 7, 1997           15,000               $8.15
Life Sciences         December 11, 1996           4,000               $6.53
Life Sciences         December 19, 1996           2,250               $7.37
Life Sciences         December 20, 1996           2,250               $7.56
Life Sciences         December 31, 1996           2,000               $8.50
Life Sciences         February 6, 1997            7,500               $8.62
Life Sciences         February 7, 1997           15,000               $8.15

     (d) and (e) Not applicable.

     Signature.

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.



February 11, 1997                 VERTICAL FUND ASSOCIATES, L.P.
                                  BY: THE VERTICAL GROUP, L.P.
                                      General Partner


                                  By: /s/ John E. Runnells
                                      --------------------------------------
                                      John E. Runnells
                                      General Partner

                                  VERTICAL LIFE SCIENCES, L.P.
                                  BY: THE VERTICAL GROUP, L.P.
                                      General Partner


                                  By: /s/ John E. Runnells
                                      --------------------------------------
                                      John E. Runnells
                                      General Partner



                                       -5-